EZJR, Inc.

A Nevada Corporation

935 Highway 124, #125, Braselton, GA 30517, Tel: (678) 866-3337 Fax: 678-866-2353

April 20, 2012

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Duc Dang

Senior Counsel

Re: EZJR, Inc.

Form 8-K

Filed March 5, 2012

File No. 000-53810

Dear Mr. Dang:

On behalf of EZJR, Inc. (the “Company”), we are hereby responding to the letter, dated April 5, 2012 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K (File No. 000-53810) (the “Current Report”). In response to the Comment Letter and to update certain information in the Current Report, the Company is filing with the Commission today Amendment No. 1 to the Current Report (the “Amendment”) on Form 8-K/A. We are sending you a marked copy, with the correspondence for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s responses are set forth below each comment.

General

1. Please provide us with support for all quantitative and qualitative data from the National Association of Realtors and the U.S. Census Bureau. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Response: We respectfully note the Staff’s comment. When we originally prepared the Form 8-K we found a great deal of anecdotal information about the housing market on the internet. Based on your comment, we are unable to find the appropriate support from the National Association of Realtors. Therefore, we have deleted any references to the information originally provided.

With regard to the U.S. Census data, when we prepared the section on industry data we found an article from the Hill’s Finance and Economy Blog, entitled “Analysis: Number of renters rising as housing market struggles, dated May 24, 2011, where they reported U. S. Census data analyzed by Harvard's Joint Center for Housing Studies and The Associated Press.

See: http://thehill.com/blogs/on-the-money/1091-housing/163051-analysis-number-of-renters-rising-as-housing-market-struggles.

We were unable to find the data from the U.S. Census as stated in this article. Therefore, we deleted all data we were unable to support and re-wrote this section, based management’s viewpoint of the Industry Background and Challenges.

2. Please tell us why you have not provided the required disclosures under Item 5.06 of Form 8-K

Response: We respectfully note the Staff’s comment. Thank you for bring this to our attention. This was an oversight on our part. We have included Item 5.06 in our amended Form 8-K/A.

Item 1.01 Entry into a Material Definitive Agreement, page 2

3. Please revise to identify the shareholders from you and OWR that received or sold shares and briefly describe the negotiations that resulted in the reverse merger.

Response: We revised Item 1.01 and added the following disclosure: “The two shareholders of OWR were Brenda Zimbardi (75% ownership) and Rick Kaye (25% ownership).”

4. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Response: Chapter 98 of the Nevada Revised Statutes provides the necessary guidance in regards to corporate governance concerning the merger of a subsidiary into a parent or parent into subsidiary.

EZJR, a Nevada Corporation and EZJR Acquisition Corporation (“Sub"), a Nevada corporation, entered into a Share Exchange and Plan of Merger Agreement with Ownerwiz Realty, Inc. whereby Sub acquire 100% of Ownerwiz Realty, Inc. Simultaneously with and as part of this agreement, EZJR has entered into an Agreement and Plan of Merger with Sub a wholly-owned subsidiary of EZJR. As part of the Agreement and Plan of Merger, the shares of Sub were exchanged with shares of EZJR, so that the shares to be issued to the shareholders of Ownerwiz will be shares of EZJR.

NRS 92A.180(1) expressly allows for the merger of a domestic subsidiary corporation into a domestic parent corporation without the approval of the shareholders of the domestic parent corporation or the domestic subsidiary corporation, when the domestic parent corporation owns at least 90 percent of the domestic subsidiary corporation. Shareholder approval is not required when a Nevada corporation acquires another company through a subsidiary.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2 OwnerWiz Realty Business, page 3

General

5. Please revise to specifically discuss the services you have provided up to the date of this document and are currently able to provide based on your current resources. Explain how you earn revenues and identify the party that will provide your revenues. For instance, are the buyers or sellers of homes obligated to pay you fee revenue?

Response: Under “Ownerwiz Realty Business.” heading, on page 3, we added paragraph three which describes the services we provided based on current resources.

6. Please revise to discuss the "user-generated content" you plan to provide to home buyers in addition to MLS data. Include a description of the sources for such materials.

Response: We had added discussion to describe the “user-generated content” real estate search mechanism.

7. Please clarify if the website located at www.ownerwizrealty.com is your website.

Response: Ownerwizrealty.com is the subsidiary’s website. It is not EZJR’s website. The company does not have an official website at this time.

Business Strategy, page 6

8. Please revise to explain how you plan to offer a variety of properties to rent to your clients. Please describe how you identify such properties and whether your system for locating such properties is proprietary or reliant on MLS data.

Response: We revised to explain that “OWR plans to identify these properties through newspaper advertising, established client lists and relying on MLS data.”

Marketing Strategy, page 7

9. Please revise to better describe the customer relationship management system you plan to utilize to track customer profiles.

Response: We have revised to better describe the customer relationship management system we plan to utilize to track customer profiles.

Intellectual Property, page 12

10. Please revise to identify your specific proprietary assets.

Response: We have added disclosure that our proprietary algorithm as our specific proprietary asset and that it will be treated as a trade secret.

Risk Factors

General

11. Your risk factor section includes risks that appear generic to any issuer or offering. For instance, your risk factor on page 21 regarding incurred costs as a result of operating as a public company appears generic. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Response: We respectfully note the Staff’s comment. Although some of our risk factors may seem generic, we believe they still apply to our business model and are significant costs as related to the current size of our Company. We do not want to delete these generic risk factors, as we feel a potential investor should be aware of such risks. We did add a number of risk factors to demonstrate additional risks specific to our business.

12. Please add a risk factor discussing management's inexperience in running a public company.

Response: We have added a risk factor which discusses management’s inexperience in running a public company.

If OWR's business plan is not successful..., page 13

13. Please revise your risk factor subheadings to accurately reflect the fact that there is substantial doubt about your ability to continue as a going concern.

Response: We revised our risk factor subheadings to accurately reflect the fact that there is substantial doubt about our ability to continue as a going concern.

OWR is negatively impacted..., page 16

14. Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor.

Response: We remove the bullet list of this risk factor and we added a number of risk factors that have not been discussed elsewhere in the document using this bullet list.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 22

15. Please disclose the number of homes sold or rented and the value of such transactions, in aggregate, that resulted in the revenues disclosed. Please also discuss the nature of your general and administrative expenses in greater detail.

Response: We added the requested disclosure related to the 5 rental transactions and we added disclosure concerning our general and administrative expenses.

Liquidity and Capital Resources, page 23

16. Please revise to quantify your contractual debt obligations for the next 12 months and clarify whether you believe your resources will be sufficient to meet your operating requirements.

Response: We have revised to quantify our contractual debt obligation for the next 12 months.

17. Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional debt or equity financing.

Response: We have updated the disclosure to state the importance of how our business development efforts will be impacted if we do not secure additional debt or equity financing. We also stated, that “without realization of additional capital, it would be unlikely for OWR to continue as a going concern.”

Management

Current Directors and Officers

Biographies of Directors/Officers, page 24

18. Revise your disclosure to reference specific activities conducted in the past 5 years for each of your executives.

Response: We revised our disclosure to reference specific activities conducted in the past 5 years for each of our executives.

19. Please clarify whether you have a written employment agreement with Mr. Alred. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Response: We added disclosure under the compensation table that we have employment agreements in place with our two officers/directors. The employment agreements have been added to the Form 8-K as exhibits.

Certain Relationships and Related Transactions, page 27

20. Please revise to identify your promoter(s) or advise.

Response: We have revised the last section of “Certain Relationships and Related Transactions” to identify our officers as promoters of the Company.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits, page 33

21. We note that the company entered into an agreement with a related party to purchase "qualified client leads. "Please file this agreement as an exhibit in accordance with item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file the agreement.

Response: We have filed this agreement as an exhibit. See Exhibit 10.3

Exhibit 99.1

OwnerWiz Realty, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

22. Please amend to include the signature designation on the report of independent registered public accounting firm issued by Kelly & Company.

Response: We have amended the Form 8-K/A which includes the signature designation on their report.

23. Please revise to include the phrase "substantial doubt" in the going concern opinion paragraph to comply with PCAOB standards.

Response: The amended Form 8-K/A includes a revised auditor’s report to include the phrase "substantial doubt" in the going concern opinion paragraph.

2. Summary of Significant Accounting Policies, page 7

24. Tell us if your revenue is presented on a gross or net basis. See ASC 605-45-45 for reference. Clarify if the commission revenue presented represents the entire commission earned on the sales or rental transactions or if it only represents your participatory share. Also, tell us what is included in the line item "Commission expenses" on your statement of operations.

Response: The amended Form 8-K/A includes a revised Revenue Recognition accounting policy in Note 2 to the financial statements, as follows---- Revenue Recognition - The Company is a licensed corporate real estate broker in the state of Georgia and contracts with real estate agents to provide customer leads and broker services in return for a participatory share of commissions earned on completed real estate sales and rental transactions. The Company reports the entire commission earned from a sales or rental transaction as revenue on a gross basis. Commission Expenses as presented in the statement of operations represent the variable portion of the gross commission earned that is paid to the Company’s in-State sub-contracted agents (Note 6) who conduct the transactions. The Company recognizes revenue only when the real estate transaction has closed and all of the following criteria have been met: i) persuasive evidence of an arrangement exists; ii) delivery has occurred or services have been rendered; iii) the fee for the arrangement is fixed or determinable; and iv) collectibility is reasonably assured.

Exhibit 99.2

Balance Sheet

25. Please tell us how you calculated the pro forma adjustments to common stock, additional paid in capital, and deficit accumulated during the development stage in the pro forma balance sheet as of December 31, 2011.

Response: We adjusted common stock to reflect the number of outstanding shares of EZJR as follows:

Amount
OWR common stock at December 31, 2011	$10
EZJR common stock at December 31, 2011	7,873

Combined balance at December 31, 2011	7,873
Adjustment to combined balance	-10
Shares issued in reverse merger transaction	390

Pro forma adjustment	$380

We adjusted deficit accumulated during the development stage to reflect the results of operations as is the reverse merger transaction took place on the date that OWR commenced operations and therefore eliminated the balance of EZJR at the date OWR commenced operations which amounted to $108,106.

We adjusted additional paid in capital for the total of the pro forma adjustments to common stock and deficit accumulated during the development stage as follow:

Common stock	$380
Deficit accumulated during the development stage	108,106

Total pro forma adjustment	$108,486

On behalf of the company, we acknowledge that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to me at (678) 866-3337.

EZJR, Inc.
By: /s/ Adam Alred
Adam Alred President